                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the fiscal year ended: December 31, 2000


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

                        Commission file number 0-23214.

                                     -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              SAMSONITE CORPORATION
                             11200 EAST 45TH AVENUE
                             DENVER, COLORADO 80239

                              SAMSONITE CORPORATION
                              EMPLOYEE SAVINGS TRUST










                                               FINANCIAL STATEMENTS AND SCHEDULE
                                                      DECEMBER 31, 2000 AND 1999
                                     (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                                               TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS                                                                      3

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits - December 31, 2000 and 1999                    4

    Statements of Changes in Net Assets Available for Benefits -
             Years Ended December 31, 2000 and 1999                                                 5

    Notes to Financial Statements                                                              6 - 11

SUPPLEMENTAL SCHEDULE - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                            13

SIGNATURE PAGE                                                                                     14

EXHIBIT 23.1
         - Consent of KPMG LLP                                                                     15

REPORT OF INDEPENDENT AUDITORS

Plan Administrator of the Samsonite Corporation
     Employee Savings Trust

We have audited the accompanying statements of net assets available for benefits of the Samsonite Employee Savings Trust (the "Plan") as of December 31, 2000 and 1999 and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Samsonite Employee Savings Trust as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the 2000 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2000 basic financial statements taken as a whole.



                                                  /s/ KPMG LLP


Denver, Colorado
June 1, 2001

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                   December 31,                  December 31,
                                                       2000                          1999
                                                ----------------                 ------------
ASSETS:

Receivables

     From employees                             $        126,159                            --
     From employer                                        60,297                            --
                                                        --------                     ---------

Total receivables                                        186,456                            --



Investments, at fair value (Note 3):

Mutual funds:

     Guaranteed Income Fund                           10,168,608                    11,278,090
     Fidelity Equity Income Fund                       7,280,541                     9,075,767
     Large Company Stock Value Fund                      168,270                            --
     CIGNA Lifetime20                                    171,268                        90,776
     CIGNA Lifetime30                                    172,524                        99,879
     CIGNA Lifetime40                                  3,679,677                     4,423,939
     CIGNA Lifetime50                                    853,796                       718,569
     CIGNA Lifetime60                                    186,024                       202,767
     Stock Market Index Fund                           5,133,037                     7,219,122
     Fidelity Contra Fund                              3,558,369                     3,763,738
     Dreyfus Founders Growth Fund                      1,302,825                     1,306,555
     Small Company Stock Growth Fund                   1,445,792                       365,193
     Invesco Dynamics Fund                               945,954                            --
     Janus Worldwide Fund                              4,423,500                     4,389,965

Samsonite Common Stock                                    81,505                       277,670

Loans to participants                                    496,621                       480,217
                                                        --------                     ---------
Total investments                                     40,068,311                    43,692,247
                                                      ----------                    ----------
Net assets available for benefits               $     40,254,767                    43,692,247
                                                      ==========                    ==========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                       Year Ended December 31,
                                                                                       -----------------------
                                                                                         2000            1999
                                                                                       -----------------------
ADDITIONS:

     Interest and dividend income                                                   $       616,253        668,182
     Net realized and unrealized appreciation (depreciation) of investments              (2,525,147)     5,458,378
     Employee contributions                                                               2,368,513      2,240,226
     Employer contributions                                                                 468,898        786,749
                                                                                    ---------------     ----------
     Total additions                                                                        928,517      9,153,535
DEDUCTIONS:
     Benefits and distributions                                                          (4,340,449)    (5,976,264)
     Administrative expenses                                                                (25,548)       (34,549)
                                                                                    ---------------     ----------
     Total deductions                                                                    (4,365,997)    (6,010,813)
                                                                                    ---------------     ----------
NET INCREASE (DECREASE)                                                                  (3,437,480)     3,142,722
                                                                                    ---------------     ----------
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                                     43,692,247     40,549,525
                                                                                    ---------------     ----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                                      $    40,254,767     43,692,247
                                                                                    ===============     ==========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                                    NOTES TO FINANCIAL STATEMENT

1. DESCRIPTION    The following description of the Samsonite Corporation
   OF THE PLAN    Employee Savings Trust (the Plan) provides only general
                  information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

                  GENERAL

                  The Plan is a defined contribution 401(k) retirement plan covering substantially all nonunion employees of Samsonite Corporation and its subsidiaries (the Company). CIGNA Retirement and Investment Services (CIGNA) is the Administrator of the Plan. CG Trust Company is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                  ELIGIBILITY

                  Non-union employees of the Company are eligible to participate in the Plan as of the first day of the month following their date of hire, excluding hourly sales employees of Samsonite Company Stores.

                  CONTRIBUTIONS

                  Plan participants may contribute to the Plan up to 17% of their compensation, as defined. The Company makes matching contributions of 50% of the first 6% of participant contributions. For the year ended December 31, 2000, the first $10,500 ($10,000 in 1999) of an employee's contribution is on a before-tax basis; contributions in excess of these limits are on an after-tax basis.

                  PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings and losses. Plan earnings and losses are allocated to individuals' accounts based on each participant's account balance in their respective investment options selected.

                  Participants may direct contributions, in multiples of 1% increments, to the following investment options, provided by
                  CIGNA:

                  (1) GUARANTEED INCOME FUND - This fund seeks to preserve
                      capital plus provide fixed income returns.

                  (2) FIDELITY EQUITY INCOME FUND - This fund seeks a
                      combination of capital growth and current income.

                  (3) LARGE COMPANY STOCK VALUE FUND- This fund seeks to achieve capital appreciation while avoiding risk and controlling volatility.

                  (4) BALANCED FUNDS- The balanced funds consist of the CIGNA
                      Lifetime Funds. This group of funds is based on the life-cycle theory of investing that different bond/stock mixes are appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments. These funds include the CIGNA Lifetime20, CIGNA Lifetime30, CIGNA Lifetime40, CIGNA Lifetime50 and CIGNA Lifetime60 funds.

                  (5) STOCK MARKET INDEX FUND - This fund invests in common
                      stocks that seek to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

                  (6) GROWTH FUNDS - The growth funds consist of the Fidelity
                      Contra Fund, the Dreyfus Founders Growth Fund and the Small Company Stock Growth Fund. These funds seek long-term capital appreciation from equities.

                  (7) INVESCO DYNAMICS FUND - This mutual fund seeks to provide capital appreciation by investing primarily in the stocks of mid-sized U.S. companies with market capitalizations between $1 billion and $10 billion.

                  (8) JANUS WORLDWIDE FUND - This fund seeks capital growth and diversification benefits from investments in foreign and domestic stocks.

                  (9) SAMSONITE COMMON STOCK - This fund is comprised of shares of the Company's common stock and a short-term cash component to provide liquidity for daily trading.

                  VESTING

                  Participants' contributions to the Plan and earnings thereon are 100% vested. Participants become vested in the Company's matching contributions and related earnings based on years of service as follows:

                  Years of Service                             Vested Percentage
                  --------------------------------------------------------------
                  Less than three                                            0%

                  At least three but less than five                         50%

                  Five or more                                             100%
                                                                ================

                  Participants' accounts become fully vested upon death, total disability, reaching normal retirement age, or termination of the Plan. Forfeited employer contributions are used to reduce employer matching contributions and/or administrative expenses. Plan administrative expenses were reduced by $21,154 and $28,118 from forfeited non-vested accounts in 2000 and 1999, respectively. Forfeitures available to offset future employer contributions and Plan administrative expenses are $116,170 and $321,739 as of December 31, 2000 and 1999,
                  respectively.

                  PAYMENT OF BENEFITS

                  Upon termination of service due to death, disability or retirement, or upon reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over ten or fewer years.

                  PARTICIPANT LOANS

                  Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Participant Loans fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates on loans outstanding as of December 31, 2000 and 1999 range from 6% to 10%. Loan repayments are made in equal installments through payroll deductions.

                  PLAN TERMINATION

                  Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

                  ADMINISTRATIVE EXPENSES

                  Most administrative expenses of the Plan are paid by the Plan. In addition, the Company has provided certain services to and paid certain expenses of the Plan without reimbursement.

                  TAX STATUS

                  The Plan obtained its latest tax determination letter on August 20, 1999, in which the Internal Revenue Service states that the Plan, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2. SUMMARY OF     BASIS OF ACCOUNTING
   SIGNIFICANT
   ACCOUNTING     The accompanying financial statements have been prepared on
   POLICIES AND   the accrual basis of accounting.
   PRACTICES

                  VALUATION OF INVESTMENTS

                  Mutual funds and the value of Samsonite Common Stock are determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest is recognized as earned.

                  USE OF ESTIMATES

                  Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions and deductions to net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

                  PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

                  RECLASSIFICATIONS

                  Certain 1999 balances have been reclassified to conform to the 2000 presentation.

3. INVESTMENTS    In September 1999, the American Institute of Certified Public
                  Accountants issued Statement of Position 99-3, ACCOUNTING FOR
                  AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS
                  AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted
                  SOP 99-3 during the Plan year ended December 31, 2000.
                  Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

                  The fair value of investments that individually represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                     December 31
                                                        ----------------------------------
                                                                 2000              1999
                                                        ----------------------------------
                  Guaranteed Income Fund                $     10,168,608  $     11,278,090
                  CIGNA Lifetime40                             3,679,677         4,423,939
                  Fidelity Equity Income Fund                  7,280,541         9,075,767
                  Stock Market Index Fund                      5,133,037         7,219,122
                  Fidelity Contra Fund                         3,558,369         3,763,738
                  Janus Worldwide Fund                         4,423,500         4,389,965

                              SUPPLEMENTAL SCHEDULE

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

         SUPPLEMENTAL SCHEDULE - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------
                                                                                     Number                Current
             Identity of issue                                                     of shares                value
-------------------------------------------------------------------------------------------------------------------
              Guaranteed Income Fund                                                 320,969       $     10,168,608
              Fidelity Equity Income Fund                                            147,376              7,280,541
              Large Company Stock Value Fund                                          10,588                168,270
              CIGNA Lifetime20                                                         7,332                171,268
              CIGNA Lifetime30                                                         7,625                172,524
              CIGNA Lifetime40                                                       170,379              3,679,677
              CIGNA Lifetime50                                                        41,703                853,796
              CIGNA Lifetime60                                                        10,202                186,024
              Stock Market Index Fund                                                 71,887              5,133,037
              Fidelity Contra Fund                                                    37,508              3,558,369
              Dreyfus Founders Growth Fund                                            47,243              1,302,825
              Small Company Stock Growth Fund                                         84,339              1,445,792
              Invesco Dynamics Fund                                                   27,385                945,954
              Janus Worldwide Fund                                                    59,470              4,423,500


             Samsonite Common Stock                                                   59,276                 81,505


             Participant loans, bearing interest at rates ranging from 6%-10%                               496,621
                                                                                                         ----------
                                                                                                   $     40,068,311
                                                                                                         ==========

All investments are held by Connecticut General Life Insurance, which is a party-in-interest.

                 See accompanying report of independent auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                      Samsonite Corporation Employee Savings Trust
                          -----------------------------------


Date:  June 19, 2001            By:/s/ Richard H. Wiley
       --------------------        -----------------------
                                   Richard H. Wiley
                                   Samsonite Corporation
                                   Chief Financial Officer, Treasurer and
                                   Secretary


                                                                              14